December 8, 2016

United States Securities and Exchange Commission

Division of Corporate Finance

Washington, D.C. 20549

Attn: Kristin Lochhead for Brain Cascio

Accounting Brand Chief

Re:	BioLife Solutions, Inc.

Form 10-K for the Fiscal Year Ended December 31, 2015

Filed February 25, 2016

File No. 001-36362

Dear Kristin Lochhead,

BioLife Solutions, Inc. (“BioLife”, “we”, “our”, “us”, or the “Company”) hereby responds to the written comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) made in respect of Annual Report on Form 10-K for Fiscal Year Ended December 31, 2015, filed February 25, 2016 (“Form 10-K”). For your convenience, we have repeated the Staff’s comment below in bold and italicized type, and have followed that comment with our response in plain type.

Form 10-K for the Fiscal Year Ended December 31, 2015

Exhibit 32

1. We note that the certifications required by Item 601(b)(32) of Regulation S-K refer to the Form 10-K for the fiscal year ended December 31, 2014. Please file an amended Form 10-K that includes the entire report as well as certifications required by both Items 601(b) (31) and (32) that correctly refer to the fiscal year ended December 31, 2015.

Response:

The Company respectfully notes the Staff's comment and has filed amendment No. 1 to our Form 10-K for the fiscal year ended December 31, 2015 that includes the entire report as well as certifications required by both Items 601(b) (31) and (32) that correctly refer to the fiscal year ended December 31, 2015.

Should you have any questions, please contact our counsel Sarah Williams, Esq. at (212) 370-1300.

Sincerely,

Rod de Greef

CFO